UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)
(Amendment No. 2)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

GLU MOBILE INC.
(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Options to Purchase Common Stock, par value $0.0001 per share
(Title of Class of Securities)
379890 10 6
(CUSIP Number of Class of Securities’ Underlying Common Stock)
L. Gregory Ballard
President and Chief Executive Officer
Glu Mobile Inc.
2207 Bridgepointe Parkway, Suite 250
San Mateo, California 94404
(650) 532-2400
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Filing Person)

Copy to:

Kevin S. Chou, Esq.	David A. Bell, Esq.
Glu Mobile Inc.	William L. Hughes, Esq.
2207 Bridgepointe Parkway, Suite 250	Fenwick & West LLP
San Mateo, California 94404	Silicon Valley Center
Telephone: (650) 532-2400	801 California Street
Facsimile: (650) 532-2500	Mountain View, CA 94041
Telephone: (650) 988-8500
Facsimile: (650) 938-5200

CALCULATION OF FILING FEE

Transaction Value	Amount of Filing Fee
$281,737.50*	$15.72**

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase an aggregate of 1,234,260 shares of the common stock of Glu Mobile Inc. having an aggregate value of $281,737.50 will be exchanged for new options and cancelled pursuant to this offer. The aggregate value of such securities was calculated based on the Black-Scholes option pricing model as of April 20, 2009.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 5 for Fiscal Year 2009, equals $55.80 per $1,000,000 of transaction valuation. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used or relied upon for any other purpose.
☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $15.72	Filing Party: Glu Mobile Inc.

Form or Registration No.: 005-82770	Date Filed: April 22, 2009
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	Third-party tender offer subject to Rule 14d-1.

☑	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

     This Amendment No. 2 to Schedule TO (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO (“Schedule TO”) filed with the Securities and Exchange Commission on April 22, 2009, as amended and supplemented by Amendment No. 1, relating to an offer (the “Offer”) by Glu Mobile Inc. (the “Company”) to certain of its employees to exchange certain outstanding options to purchase shares of the Company’s common stock granted under the Company’s Amended and Restated 2001 Stock Option Plan and the Company’s 2007 Equity Incentive Plan as described in the Offer to Exchange Certain Outstanding Stock Options for New Stock Options, dated April 22, 2009, as amended (the “Offering Memorandum”). This Amendment No. 2 reports the results of the Offer and is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended. Except as amended and supplemented hereby, all terms of the Offer and the Offering Memorandum and all disclosures set forth in the Schedule TO and the amendment and exhibits thereto remain unchanged.
ITEM 4. TERMS OF THE TRANSACTION.

Item 4(a) of the Schedule TO is hereby amended and supplemented to add the following:
     The Offer expired at 5:30 p.m., Pacific Time, on Wednesday, May 20, 2009. Pursuant to the Offer, “Eligible Options” (as defined in the Offering Memorandum) to purchase an aggregate of 821,433 shares of the Company’s common stock were validly tendered and not withdrawn, representing approximately 75.7% of the shares subject to Eligible Options, and the Company has accepted for cancellation all such Eligible Options. On Thursday, May 21, 2009, the Company granted to each Eligible Employee who validly tendered an Eligible Option a “New Option” (as defined in the Offering Memorandum) to purchase shares of the Company’s common stock in exchange for each such tendered Eligible Option, based on the exchange ratios described in the Offering Memorandum. The Company issued New Options to purchase an aggregate of 260,990 shares of the Company’s common stock at an exercise price per share of $0.78, the closing price of Glu’s common stock as reported by The NASDAQ Global Market on May 21, 2009, for the Eligible Options tendered in the Offer.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule TO is true, complete and correct.
Dated: May 29, 2009

GLU MOBILE INC.

By: /s/ L. Gregory Ballard Name: L. Gregory Ballard
Title: President and Chief Executive Officer